FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2007

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PARAGRAPHS 1 & 2 OF THE PRESS RELEASE ATTACHED TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-130048, 333-137153) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release:

BOS Receives Over $1.5 Million of Orders from a Major Israeli Customer for a Components Supply Chain Program.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: May 9, 2007

BOS Receives Over $1.5 Million of Orders from a Major
Israeli Customer for a Components Supply Chain
Program

—	BOS Expects Delivery of Most of the Orders during 2007
—	BOS was chosen to provide the entire supply chain for this customer

Rishon Lezion, Israel – (PR NEWS WIRE) – May 9, 2007 - B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ:  BOSC;  TASE: BOSC), announced today that its subsidiary,  Odem Technologies 1992 Ltd. (“Odem”), received orders from a major Israeli customer for a components supply chain program. These orders amount to over $1.5 million, and most of them are anticipated to be supplied during 2007.

The orders were received under a program of a complete components supply chain solution now offered by Odem to its customers. This program accommodates the preference of hi-tech customers to work with a limited number of suppliers that will be able to provide a comprehensive solution to their needs, covering the entire variety of components.

Shmuel Koren, BOS’s President & CEO said: “These new orders signify an important quantitative and strategic achievement for BOS, as we continue to enhance our long – term relationships with our customers. It’s the first time that we provide the entire supply chain for this leading customer, and this reflects our competitive edge in the electronic components market.”

Avidan Zelicovsky, Odem’s CEO and Head of BOS’s RFID & Electronic components Division commented: “We are very pleased with the success of our supply chain program in which we have invested substantial management and capital resources. Furthermore, based on this customer’s preliminary indications, we believe that we can expect to receive follow – on orders under this program. “

About BOS

B.O.S Better Online Solutions Ltd. (“BOS”) was established in 1990. Through its wholly owned subsidiaries, BOS’s activities are focused on two segments:

☐	Supply-Chain Solutions segment, based on Odem Electronic Technologies 1992 Ltd., providing solutions in the RFID, semiconductors, electronic components, CCD, imaging, networking, telecom and automation fields.

☐	Software Solutions segment, with products marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

BOS, www.boscorporate.com is traded on NASDAQ and on the Tel-Aviv stock exchange.

For further information please contact:

B.O.S Better Online Solutions Ltd.
Mr. Gilad Friedhaber, +972-54-8110410
gilad@kwan.co.il
or
Mr. Eyal Cohen, CFO, +972-3-954-1000
oeyalc@boscom.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.